Mail Stop 4561

November 27, 2006

Dean Goodermote, Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **RE:** **Double-Take Software, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-136499**
> **Date Filed: November 21, 2006**

Dear Mr. Goodermote:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Stock Option Grants in Last Fiscal Year, page 678

1. The option grant table on page 68 continues to use the $1.52 option exercise price at grant date as the price from which the five percent per year and ten percent per year appreciation is computed. For the reasons stated in our previous comments on this matter, the potential realizable value columns of the option grant table should use the mid-point of the offering price range as the price from which the five and ten percent annual increases are computed. Please revise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or me at (202) 551-3462. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

       Sincerely,

       Mark P. Shuman
       Branch Chief - Legal

cc.   Michael J. Silver, Esq.
        by facsimile at (410) 539-6981

Dean Goodermote
Double-Take Software, Inc.
November 27, 2006
Page - 3 -